UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December
31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from

to

Commission File Number
001-42380

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fidelity Bank 401(k) Retirement Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FB Bancorp, Inc.
353 Carondelet Street
New Orleans, Louisiana 70130

FIDELITY BANK

401(k) RETIREMENT PLAN

Audits of Financial Statements

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Fidelity Bank 401(k) Retirement Plan

New Orleans, LA

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Fidelity Bank 401(k) Retirement Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of Fidelity Bank 401(k) Retirement Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2025.

June 29, 2026

Atlanta, Georgia

FIDELITY BANK 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments
Investments, at Fair Value	$37,857,604	$32,114,184
Investments, at Contract Value	461,192	163,128

Total Investments	38,318,796	32,277,312

Receivables
Employer Contribution	1,120	—
Other Receivables	—	3
Notes Receivable from Participants	971,925	929,916

Total Receivables	973,045	929,919

Total Assets	39,291,841	33,207,231

Net Assets Available for Benefits	$39,291,841	$33,207,231

The accompanying notes are an integral part of these financial statements.

FIDELITY BANK 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

Additions to Net Assets Attributed to:
Investment Income
Net Appreciation in Fair Value of Investments	$4,745,117
Dividend and Interest Income	132,653

Total Investment Income	4,877,770

Interest Income on Notes Receivable from Participants	79,798

Contributions
Participant	2,070,183
Employer	1,152,253
Rollovers	812,957

Total Contributions	4,035,393

Other Income	75,344

Total Additions	9,068,305

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	2,964,798
Administrative Expenses	18,897

Total Deductions	2,983,695

Net Increase	6,084,610
Net Assets Available for Benefits
Beginning of Year	33,207,231

End of Year	$39,291,841

The accompanying notes are an integral part of these financial statements.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 1.	Description of the Plan
The following description of the Fidelity Bank 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible employees of Fidelity Bank (the Company). The Plan became effective on May 1, 2000 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Eligibility
Employees of the Company, excluding union employees, nonresident aliens, residents of Puerto Rico, interns, temporary employees, reclassified employees, and leased employees, who have attained 90 days of service, are eligible to join the Plan on the date eligibility is met.
Contributions
Participant Contributions
: Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (IRC), as defined by the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up
contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). Participants may elect pre-tax
and/or
post-tax
(Roth) contributions. An automatic deferral provision was adopted for the Plan. Unless a participant makes an affirmative election, the participant will be automatically enrolled deferring an amount equal to 3% of eligible compensation, which shall increase by 1%, to a maximum of 10%, each April 1.
Employer Contributions
: The Company makes safe harbor matching contributions equal to 100% of a participant’s elective deferral that does not exceed 3% of the participant’s eligible compensation, plus 50% of the amount of the participant’s elective deferral that exceeds 3% of the participant’s eligible compensation but does not exceed 6% of the participant’s eligible compensation.
Catch-up
contributions are also eligible for employer matching contributions to the extent that they would otherwise satisfy the match conditions. The Company may also make discretionary profit-sharing contributions. The Company’s safe harbor contributions totaled $1,152,253 during 2025. There were no discretionary profit-sharing contributions made during 2025.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, any company contributions, plan earnings or losses, and an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.
The
benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 1.	Description of the Plan (Continued)

Participant Investment Options
Participants direct contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options at any time throughout the year.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 1.	Description of the Plan (Continued)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portions of their accounts is based on years of continuous service. A participant is 100% vested in the qualified automatic contribution arrangement contributions after two years of credited service and discretionary contributions after six years of credited service.
Participant Loans
Participants may borrow a minimum of $1,000 from their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent on the date of issuance. Principal and interest are paid ratably through payroll deductions. A participant may have no more than two outstanding loans at any time.
Payment of Benefits
Generally, each participant shall be entitled to receive a benefit in such amount as can be provided by the total value of the participant’s account as of their normal retirement date. Distributions from the Plan’s assets are made upon the participant’s death, disability, retirement, termination of service, or other circumstances as described in the Plan Document. Participants may begin taking in-service
withdrawals upon attaining the age of 59
1
⁄
2
. A participant or their beneficiary may receive a lump sum payment, substantially equal installments, or partial withdrawals. Additionally, under certain circumstances of financial hardship, a participant is allowed to withdraw funds from the Plan.
Forfeitures
At December 31, 2025 and 2024, forfeited nonvested accounts totaled $32,082 and $11,105, respectively. These accounts will be used to reduce future employer contributions or to pay plan administrative expenses. During the year ended December 31, 2025, employer contributions were reduced by $11,206 from forfeited nonvested accounts.

Note 2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend
date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Contributions
Contributions from plan participants and the related matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

Note 3.	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 are described as follows:

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 3.	Fair Value Measurements (Continued)

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 3.	Fair Value Measurements (Continued)

Level 2	Inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs that are unobservable inputs for the asset or liability.
Following is a description of the valuation methodologies used for assets measured at fair value. There has been no change in the methodologies used at December 31, 2025 and 2024.
Collective Investment Trusts
: The collective investment trusts (CITs) offered by Principal Global Investors Trust Company invest in collective trust funds as well as a variety of separate accounts and mutual funds. The CIT offered by Great Gray Trust Company aims to grow capital by investing in smaller, fast-growing American companies before they become household names. The fair value of the collective investment trusts and the separate accounts are not publicly quoted pricing inputs. The fair value of mutual funds are publicly quoted pricing inputs (Level 1). The fair value of all these investments are used in determining the net asset value (NAV) of the CIT, which is not publicly quoted but is available to current investors when plan participants access their account values. The CITs’ Annual Report with underlying asset information (with ASC 820 disclosures) are available. The NAV is the basis for current transactions, and the CITs can be redeemed at NAV as of the measurement date. Therefore, plan management believes that these investments have a “Readily Determinable Fair Value”. The NAV is calculated in a manner consistent with GAAP for investment companies. Unfunded commitments typically are found in private equity funds and therefore are not applicable to CITs.
The collective investment trust offered by Great Gray Trust Company, the Voya Stable Value Fund II, is composed primarily of investments that are valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 3.	Fair Value Measurements (Continued)

Mutual Funds
: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end
mutual funds that are registered with the U.S. Security Exchange Commission (SEC). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Employer Securities:
Valued at the closing price reported on the active market on which the individual securities are traded.
Self-Directed Brokerage Accounts:
Accounts primarily consist of common stock and cash equivalents that are valued at the closing price reported on the active market on which the individual securities are traded, or using pricing models maximizing the use of observable inputs for similar securities.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

December 31, 2025	Level 1	Level 2	Level 3	Total
Collective Investment Trusts	$—	$25,995,644	$—	$25,995,644
Employer Securities	3,601,917	—	—	3,601,917
Mutual Funds	8,009,356	—	—	8,009,356
Self-Directed Brokerage Accounts	250,687	—	—	250,687

Investments, at Fair Value	$11,861,960	$25,995,644	$—	$37,857,604

December 31, 2024	Level 1	Level 2	Level 3	Total
Collective Investment Trusts	$—	$22,061,816	$—	$22,061,816
Employer Securities	3,456,829	—	—	3,456,829
Mutual Funds	5,718,527	—	—	5,718,527
Self-Directed Brokerage Accounts	166,400	—	—	166,400

Total Assets in the Fair Value Hierarchy	$9,341,756	$22,061,816	$—	31,403,572

Investments Measured at Net Asset Value (a)				710,612

Investments, at Fair Value				$32,114,184

(a)
In accordance with Subtopic
820-10,
certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 3.	Fair Value Measurements (Continued)

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2025 and 2024.

	Fair Value at December 31, 2025	Fair Value at December 31, 2024	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective Investment Trust
Voya Stable Value Fund II	$—	$710,612	N/A	Daily	None

Note 4.	Group Annuity Contract
The Plan entered into a traditional fully benefit-responsive guaranteed investment contract with Principal Life Insurance Company (Principal) totaling $461,192 and $163,128 as of December 31, 2025 and 2024, respectively. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer. The crediting rate is reviewed on a quarterly basis for resetting. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.
This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Company or other Company events (for example, divestitures or spinoffs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer and that also would limit the ability of the plan to transact at contract value with the participants.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 4.	Group Annuity Contract (Continued)

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreement without the consent of the issuer.

Note 5.	Related-Party and Party-in-Interest Transactions
Certain plan investments are managed by Principal. Principal is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest
transactions.
During 2025, the Plan purchased 5,466 shares of the Company’s stock totaling $66,595, and sold 15,159 shares of the Company’s stock totaling $151,827.

Note 6.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination or partial termination of the Plan, or the complete discontinuance of contributions, the rights of all affected participants to their accrued benefits shall be fully vested and non-forfeitable.

Note 7.	Tax Status
The Plan has adopted a preapproved plan document that has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, stating that the form of the preapproved plan document was in compliance with applicable requirements of the IRC. The Plan Administrator believes the Plan is designed, and is being operated, in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 8.	Risks and Uncertainties
The Plan’s investments have underlying investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 to Form 5500:

Net Assets Available for Benefits, per Financial Statements	$33,207,231
Voya Stable Value Fund Market Adjustment	(158,027)

Net Assets Available for Benefits, per Form 5500	$33,049,204

The following is a reconciliation of net increase per the financial statements for the year ended December 31, 2025 to Form 5500:

Net Increase in Net Assets Available for Benefits, per Financial Statements	$6,084,610
Voya Stable Value Fund Market Adjustment Recognized in 2024	158,027

Net Income, per Form 5500	$6,242,637

Note 10.	SECURE 2.0
In December 2022, Securing a Strong Retirement Act (SECURE 2.0) was passed into law. The provisions of SECURE 2.0 continue the themes and reforms that began with the 2019 CARES Act. The effective date of the provisions of SECURE 2.0 vary from becoming effective immediately through 2028. Those provisions include both required and optional elements. Management has evaluated those provisions and determined there is no material impact on the Plan. Plan management will determine the optional provisions to elect in the future.

FIDELITY BANK 401(k) RETIREMENT PLAN
Notes to Financial Statements

Note 11.	Subsequent Events
Management has evaluated subsequent events through the date that the financial statements were available to be issued, June 29, 2026,
and
determined that the following event requires disclosure.
In March 2026, the Company sold its mortgage division. This initiative resulted in the reduction in the Company’s workforce, and the Plan experienced a partial plan termination as defined by ERISA in 2026. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Company. If a partial plan termination occurs, full vesting in the employer’s contributions is required for the affected participants, but the remaining participants’ vesting continues to be determined per the plan provisions. As of the date of management’s evaluation, the impact of the partial plan termination on affected participants was not finalized.

FIDELITY BANK 401(k) RETIREMENT PLAN	Schedule H
Supplemental Information - EIN 72-0184470 Plan #003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025

(a)	(b)	(c)	(d)	(e)
Party-in- Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
Investments, at Fair Value
	Mutual Funds
	Fidelity Investments	500 Index Fund	**	$3,266,998
	Dimensional Fund Advisors	US Large Cap Growth Portfolio I Fund	**	1,673,447
	Fidelity Investments	Total International Index Fund	**	692,425
	Fidelity Investments	Mid Cap Index Fund	**	594,323
	PIMCO Funds	Income Institutional Fund	**	467,709
	MFS Investment Management	International Growth R6 Fund	**	315,362
	Dodge & Cox Funds	Stock X Fund	**	266,174
	Fidelity Investments	US Bond Index Fund	**	228,087
	Fidelity Investments	Total Bond K6 Fund	**	193,444
	JP Morgan Funds	Mid Cap Growth R6 Fund	**	117,846
	Fidelity Investments	Small Cap Index Fund	**	115,854
	MFS Investment Management	Mid Cap Value R6 Fund	**	52,906
	Dimensional Fund Advisors	US Targeted Value I Fund	**	24,781

	Total Mutual Funds			8,009,356

	Collective Investment Trusts
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2040 CIT Z	**	5,966,403
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2045 CIT Z	**	4,381,124
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2050 CIT Z	**	3,916,404
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2035 CIT Z	**	3,109,160
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2030 CIT Z	**	2,973,778
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2020 CIT Z	**	2,246,060
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2025 CIT Z	**	1,488,612
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2055 CIT Z	**	1,128,615
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2060 CIT Z	**	338,714
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2015 CIT Z	**	188,566
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2065 CIT Z	**	136,099
	Great Gray Trust Company	AB US Small Cap Growth CIT W Series Class P-1	**	67,087
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid Income CIT Z	**	29,060
*	Principal Global Investors Trust Company	Principal Lifetime Hybrid 2070 CIT Z	**	25,962

	Total Collective Investment Trusts			25,995,644

	Employer Securities
*	Fidelity Bank	FB Bancorp, Inc. Stock	**	3,601,917

	Self-Directed Brokerage Accounts
	Schwab Funds	Self-Directed Brokerage Accounts	**	250,687

	Total Investments, at Fair Value			$37,857,604

Investments, at Contract Value
	Insurance Company General Account
*	Principal Life Insurance Company	Guaranteed Option	**	$461,192

	Total Investments, at Contract Value			$461,192

		Rates Range from 4.25% to 9.50%;
*	Notes Receivable from Participants	Maturities through 2030	**	$971,925

*	Represents a party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY BANK 401(k) RETIREMENT PLAN
Date: June 29, 2026	By:	/s/ Christopher Ferris
Christopher Ferris
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Wipfli LLP